Shanda to Dispose of Partial Stake in SINA Corp.

Shanghai, China—November 6, 2006—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has entered into an agreement with Citigroup Global Markets Inc.(the “Citigroup”) for the sale by Shanda of an aggregate of 3,703,487 ordinary shares of SINA Corporation (Nasdaq: SINA) representing an aggregate net proceeds of approximately US$ 99,105,312. The sale of the SINA shares is expected to be completed on or about November 9, 2006. Following the sale, Shanda will continue to hold 6,118,278 SINA shares, representing approximately 11.4% of the issued and outstanding share capital of SINA based on information furnished by SINA in their public filings.

In accordance with U.S. securities laws, Shanda will promptly file with the U.S. Securities and Exchange Commission (the “SEC”) an amendment to its statement of beneficial ownership on Schedule 13D reporting the transaction and disclosing certain other matters required to be reported on the Schedule 13D.

The full text of the amendment to Schedule 13D will be available on the SEC’s website at http://www.sec.gov.  Shanda noted that it does not have any further public comment on this matter at this time. This press release does not constitute an offer of any securities for sale.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, assumptions, estimates and projections about Shanda. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statement regarding the expected closing date of the sale and the anticipated use of the proceeds from the sale. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, Shanda cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations including but not limited to the risk that there are delays in the closing of the sale, that the sale fails to close and other risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

CONTACT
Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Burns (media): elaine.burns@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)